UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. __ )1

MDU Communications International, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

582828109

(CUSIP Number)

Ronald D. Ordway

1868 Tucker Industrial Road

Stone Mountain, GA 30084

(770) 938-2080

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 11, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 582828109

1	NAME OF REPORTING PERSON Ronald D. Ordway
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,219,896
	8	SHARED VOTING POWER 50,100
	9	SOLE DISPOSITIVE POWER 1,219,896
	10	SHARED DISPOSITIVE POWER 50,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,269,996
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%
14	TYPE OF REPORTING PERSON IN

CUSIP 582828109

1	NAME OF REPORTING PERSON Jonathan R. Ordway
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 609,664
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 609,664
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 609,664
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON IN

CUSIP 582828109

1	NAME OF REPORTING PERSON Templar Alliance Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 200,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON PF, OO

CUSIP 582828109

1	NAME OF REPORTING PERSON Ken Baritz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,000[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 200,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON PF, OO

1 The shares reported herein are held as of record by Templar Alliance Fund, LLC. Mr. Baritz, in his role as managing member of Templar Alliance Fund, LLC, exercises sole voting and dispositive power over the shares held in Templar Alliance Fund, LLC, and may be deemed to have beneficial ownership of such shares. Mr. Baritz does not hold any shares of the Issuer except by virtue of his role as managing member of Templar Alliance Fund, LLC

SCHEDULE 13D

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1. Security and Issuer.

This Schedule 13D relates to shares of Common Stock, par value $0.001 (the “Shares”), of MDU Communications International, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 60-D Commerce Way, Totowa, New Jersey 07512.

Item 2. Identity and Background.

This statement is filed by Ronald D. Ordway, Jonathan R. Ordway, Templar Alliance Fund, LLC and Ken Baritz, as managing member of Templar Alliance Fund, LLC (each is referred to herein as a “Reporting Person” and, collectively, as the “Reporting Persons”).

Ronald D. Ordway has sole dispositive and voting power with respect to Shares of the Issuer held by Ronald Ordway as an individual. Ronald D. Ordway has shared dispositive and voting power with respect to Shares of the Issuer held by his wife, Karen W. Ordway and Shares held by Video Display Corporation. Ronald D. Ordway’s principal place of business is 1868 Tucker Industrial Road, Stone Mountain, GA 30084. Ronald D. Ordway’s principal occupation is Chairman of the Board and Chief Executive Officer of Video Display Corporation, a company organized under the laws of the State of Georgia. Ronald D. Ordway is the Chairman of the Board and Chief Executive Officer of Video Display Corporation.  Ronald D. Ordway owns 2,860,128 shares, representing 37.8%, of Video Display Corporation common stock. Such amount includes 480,000 shares owned by Karen W. Ordway, wife of Ronald D. Ordway, as to which Mr. Ordway shares voting and investing power. Video Display Corporation itself owns 20,000 shares of common stock in MDU Communications International, Inc. During the last five years, Ronald D. Ordway has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ronald D. Ordway is a citizen of the United States of America.

Jonathan R. Ordway has sole dispositive and voting power with respect to the Shares of the Issuer held by Jonathan R. Ordway as an individual. Jonathan R. Ordway’s principal place of business is 1868 Tucker Industrial Road, Stone Mountain, GA 30084. Jonathan R. Ordway’s principal occupation is Director of Information Technology of Video Display Corporation, a company organized under the laws of the State of Georgia. Jonathan R. Ordway is the Director of Information Technology of Video Display Corporation. Jonathan R. Ordway owns 2,098,513 shares, representing 27.7%, of Video Display Corporation common stock. Video Display Corporation itself owns 20,000 shares of common stock in MDU Communications International, Inc. During the last five years, Jonathan R. Ordway has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Jonathan R. Ordway is a citizen of the United States of America.

Ken Baritz is the managing member of Templar Alliance Fund, LLC and has sole voting and dispositive power with respect to the Shares of the Issuer held by Templar Alliance Fund, LLC. Templar Alliance Fund, LLC is a limited liability company organized under the laws of the State of Florida. Templar Alliance Fund, LLC’s principal place of business is 238 N. E. 1st Avenue, Delray Beach, Fl 33444. Ken Baritz’s principal occupation is investing funds held by Templar Alliance Fund, LLC. During the last five years, Ken Baritz has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ken Baritz is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Ronald D. Ordway may be deemed to beneficially own 1,269,996 Shares. All of the Shares held by Ronald D. Ordway were purchased by funds generated and held by Ronald D. Ordway. The aggregate amount of funds used for the purchase of the Shares held by Ronald D. Ordway and Karen Ordway was approximately $4,886,932.00. The aggregate amount of funds used for purchase of the shares held by Video Display Corporation was approximately $40,007.00.

Jonathan R. Ordway may be deemed to beneficially own 609,664 Shares. All of the Shares held by Jonathan R. Ordway were purchased by funds generated and held by Jonathan R. Ordway. The aggregate amount of funds used for the purchase of the Shares was approximately $2,403,773.00.

Ken Baritz, as managing member of Templar Alliance Fund, LLC, may be deemed to beneficially own 200,000 Shares. All of the Shares held by the Templar Alliance Fund, LLC were purchased by funds contributed by the members of Templar Alliance Fund, LLC. The aggregate amount of funds used for the purchase of the Shares was approximately $480,000.00.

The aggregate purchase prices set forth in this Item 3 may include brokerage commissions and certain cost basis adjustments.

Item 4. Purpose of Transaction.

As set forth in Exhibits 99.1 and 99.2 hereto, the Reporting Persons have formed a “group” (the “Group”) for the purposes of (i) delivering letters to the Issuer’s Board of Directors (the “Board”) and the Issuer’s President (the “President”) requesting that the President call a special meeting of the Issuer’s shareholders for purposes of voting to remove Richard Newman from the Board, (ii) engaging in discussions with the Board and management of the Issuer, and (iii) taking other actions for the purpose of influencing the corporate governance of the Issuer.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investments in the Issuer on a continuing basis and engage in discussions with management and the Board concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer.

(a) Ronald D. Ordway may be deemed to beneficially own 1,269,996 Shares of the Issuer, comprising approximately 22.4% of the outstanding Shares of the Issuer, based on 5,672,820 Shares outstanding as reported in the Issuer’s Form 10-Q/A filed on September 13, 2012. As of the date hereof, 1,219,896 of the Shares beneficially owned by Ronald D. Ordway are owned of record by Ronald D. Ordway, 30,100 of the Shares beneficially owned by Ronald D. Ordway are owned of record by Karen W. Ordway and 20,000 of the Shares beneficially owned by Ronald D. Ordway are owned of record by Video Display Corporation.

Jonathan R. Ordway may be deemed to beneficially own 609,664 Shares of the Issuer, comprising approximately 10.8% of the outstanding Shares of the Issuer, based on 5,672,820 Shares outstanding as reported in the Issuer’s Form 10-Q/A filed on September 13, 2012.

Templar Alliance Fund, LLC and Ken Baritz, as managing member of Templar Alliance Fund, LLC, may be deemed to beneficially own 200,000 Shares of the Issuer, comprising approximately 3.5% of the outstanding Shares of the Issuer, based on 5,672,820 Shares outstanding as reported in the Issuer’s Form 10-Q/A filed on September 13, 2012.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

(b) Ronald D. Ordway has sole dispositive and voting power with respect to the Shares of the Issuer held by Ronald D. Ordway as an individual. Ronald D. Ordway has shared dispositive and voting power with respect to the Shares of the Issuer held by Karen W. Ordway and Video Display Corporation.

Jonathan R. Ordway has sole dispositive and voting power with respect to the Shares of the Issuer held by Jonathan R. Ordway as an individual.

Ken Baritz has sole dispositive and voting power with respect to the Shares of the Issuer held by Templar Alliance Fund, LLC as managing member of Templar Alliance Fund, LLC.

(c) Ronald D. Ordway

Date of Transaction	Number of Shares Sold	Price Per Share
August 6, 2012	38,990	$1.61

Date of Transaction	Number of Shares Purchased	Price Per Share
August 18, 2012	27,599	$1.70

Jonathan R. Ordway

Date of Transaction	Number of Shares Sold	Price Per Share
July 24, 2012	11,283	$1.62

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Exhibit 99.1.

Item 7. Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated as of September 11, 2012, by and among Ronald D. Ordway, Jonathan R. Ordway and Templar Alliance Fund, LLC

99.2	Letters, dated September 11, 2012, from the Reporting Persons to the Board of Directors and President of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2012

RONALD D. ORDWAY

By: /s/ Ronald D. Ordway

JONATHAN R. ORDWAY

By: /s/ Jonathan R. Ordway

TEMPLAR ALLIANCE FUND, LLC

By: /s/ Ken Baritz

Name: Ken Baritz

Title: Managing Member